Sub-Item 77I

Terms of new or amended securities

Dreyfus stock FUNDS

Dreyfus International Equity Fund

Dreyfus Small Cap Equity Fund

During the six-month period ended March 30, 2015, the Board of Trustees of Dreyfus Stock Funds, on behalf of its series, Dreyfus International Equity Fund and Dreyfus Small Cap Equity Fund (each, a “Fund”), approved amendments to the plan adopted by the Fund pursuant to Rule 18f-3 under the Investment Company Act of 1940, as amended.  The amendments, effective October 1, 2014, provide that shares of Class A, Class C, or Class I of the Fund may be converted into shares of another class of the Fund, provided the shareholder requesting the conversion meets the eligibility requirements for the purchase of the new class of shares of the Fund.  Shares subject to a contingent deferred sales charge at the time of the requested conversion are not eligible for conversion.